FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 25, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
______________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES RESULTS OF GENERAL MEETINGS
OF THE COMPANY'S SERIES A & C DEBENTURE HOLDERS

NETANYA, Israel, February 25, 2009 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that the adjourned general meeting of the holders of the Company's series A debentures, held on February 24, 2009, approved the nomination of Reznik Paz Nevo Trusts Ltd. as a substitute trustee by the required majority.
Additionally, on February 24, 2009 the current trustee informed the Company of a revision of the results of the general meeting of the holders of the Company's series C debentures held on February 17, 2009, and that according to the revised voting results the nomination of Reznik Paz Nevo Trusts Ltd. as a substitute trustee for series C debentures has been approved by the required majority. The current trustee further informed the Company that the voting results of that meeting were revised due to a notification to the trustee by a certain holder of the Company's series C debentures, that its vote at the general meeting has been initially casted by its proxy mistakenly not in accordance to the holder's instructions.
The current resigning trustee will continue to act as trustee for both series until its replacement by the substitute trustee is approved by an Israeli competent court.

For additional details see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" and the Company's report on form 6-K filed on August 6, 2008.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.157 million subscribers (as at September 30, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il
Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations info@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 25, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel